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SEC Mail Processing Section
MAR 30 2018
Washington DC
408

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8-52424

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starlight Funding Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1307 Bonita Avenue
(No. and Street)

Berkeley (City) CA (State) 94707 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Dembski 510-527-6954
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dollar Logsdon, C.P.A
(Name – *if individual, state last, first, middle name*)

3208 Jameston Dr. (Address) Flower Mound (City) TX (State) 75028 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Maria Dembski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starlight Funding Investments, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Maria Dembski, CFO

Title

Notary Public

MARCUS EULIAN CRACHIAN JR
Notary ID #129421936
My Commission Expires
May 13, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STARLIGHT FUNDING INVESTMENTS, LLC

Financial Statements and Supplemental Information

Pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934

For the Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm

CONTENTS

Financial Statements

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Statement of Operating Income 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Supplementary Information Pursuant to SEC Rule 17A-5

Computation of Net Capital under Rule 15c3-1 of the SEC 9

Reconciliation of Computation of Net Capital 10

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors 11

Statement Regarding the Exemption from Reserve Requirements and Possession or Control Requirements 12

Statement Regarding SIPC Supplemental Report 13

Exemption Report 14

Report of Independent Registered Public Accounting Firm 15

Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Starlight Funding Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Starlight Funding Investments, LLC (the Company) as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included, examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dollar Logsdon

Dollar Logsdon CPA

We have served as the Company's auditor since 2017

Flower Mound, Texas
January 24, 2018

CPA & Advisor

Starlight Funding Investments, LLC
Statement of Financial Condition
For the Year Ended December 31, 2017

ASSETS	
Cash	$ 14,146
Accounts receivable	45,318
Prepaid expenses	3,052
TOTAL ASSETS	$ 62,516
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable	$ 38,225
TOTAL LIABILITIES	38,225
Member's Equity	24,291
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 62,516

The accompanying notes are an integral part of these financial statements

Starlight Funding Investments, LLC
Statement of Operating Income
For the Year Ended December 31, 2017

Revenue		
Consulting Income	$	7,000.00
Advisory Fee Income	$	56,000
Private Placements	$	164,250
Success Fee Income	$	96,969
Other		4,230
TOTAL REVENUE		328,449
Expenses		
Commissions expense		266,574
Licensing and registration		5,697
Occupancy		1,110
Professional fees		27,434
Other expenses		18,747
TOTAL EXPENSES		319,562
NET GAIN	$	8,887

The accompanying notes are an integral part of these financial statements

Starlight Funding Investments, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2017

	Total
Balances at December 31, 2016	$ 15,404
Contributions from member - cash	-
Contributions from member - expenses paid by member	-
Net Gain	8,887
Balances at December 31, 2017	$ 24,291

The accompanying notes are an integral part of these financial statements

Starlight Funding Investments, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

		TOTAL
OPERATING ACTIVITIES		
Net Income	$	8,887
Adjustments to reconcile net income to net cash provided by (used in) operations:		
Accounts Receivable - Non-customer		(45,068)
Intercompany Receivable		82
Prepaid Expenses		104
Accrued Professional Fees		(364)
Accounts Payable		37,855
Total adjustments to reconcile Net Income to Net Cash provided by		(7,390)
Net cash provided by (used in) operating activities	$	1,496
CASH FLOW FROM FINANCING ACTIVITIES		
Member Capital		-
Net cash provided by financing activities		-
Net cash increase for period	$	1,496
Cash at beginning of period	$	12,650
Cash at end of period	$	14,146

The footnotes regarding intercompany receivables are with KDS on behalf Alan Davis.

The accompanying notes are an integral part of these financial statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Starlight Funding Investments, LLC, (Company), was organized in the State of Texas on November 30, 1999. The Company has adopted a calendar year.

The Company, located in Berkley, CA, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, or perform custodial functions relating to customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognitions of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

The company recognizes revenue from commission generated from facilitating the placement of equity and debt instruments, completion of mergers and acquisitions, and providing financial services for its clients. Revenues are recognized when earned.

Starlight Funding Investments, LLC
Notes to Financial Statements
For the Year Ended December 31, 2017

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Income Taxes

The company was formed as a limited liability company and elected to be treated as a sole proprietorship for federal income tax purposes.

Concentrations

The company specializes in mergers and acquisitions, private capital formations, fairness opinions and business valuations.

Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2017, through January 24, 2018, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $9,705, which was $4,705 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 3.94 to 1.

Note 3 - Possession of Control Requirements

The Company does not have any possession or control of customer's funds or securities. There was no material inadequacies in the procedures followed in adhering to the exemptive provision. Of SEC Rule 15c-3-3(k)(2)(i).

Note 4 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects in the various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results, of operations, or cash flows of the Company.

Note 5 - Rent

The rent expense was $1,110.00 in 2017. The amount represented the lease cost of the office space.

Starlight Funding Investments, LLC
Supplemental Information
Pursuant to Rule 17a-5
For the Year Ended December 31, 2017

Computation of Net Capital	
Total member's equity qualified for net capital	$ 24,291
Deductions and/or charges	(33,784)
Non-allowable assets:	
Accounts Receivable	45,318
Intecompany Receivable	
Prepaid expenses	3,052
Net Capital	$ 9,705
Aggregate indebtedness	
Accounts payable	$ 38,225
Total aggregate indebtedness	$ 38,225
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 4,705
Ratio of aggregate indebtedness to net capital	3.94 to 1

The accompanying notes are an integral part of these financial statements

Starlight Funding Investments, LLC
Reconciliation of Computation of Net Capital
For the Year Ended December 31, 2017

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2017 as filed by Starlight Funding Investments, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Starlight Funding Investments, LLC
Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2017

No statement is required as no subordinated liabilities existed at any time during the year.

Starlight Funding Investments, LLC
Statement Regarding the Exemption from Reserve Requirements
and Possession or Control Requirements
For the Year Ended December 31, 2017

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Starlight Funding Investments, LLC
Statement Regarding SIPC Supplemental Report
For the Year Ended December 31, 2017

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

STARLIGHT FUNDING INVESTMENTS, LLC
2040 Bancroft Way, Suite 400 Berkeley, CA 94707
Tel: (510) 527-6954
Fax: (510) 527-7530

Starlight Funding Investments, LLC. Assertions

Starlight Funding Investments, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception

Starlight Funding Investments, LLC.

I, Maria Dembski, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Maria Dembski, FINOP

January 24, 2018

Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of Starlight Funding Investments, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Starlight Funding Investments, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Starlight Funding Investments, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i), (the "exemption provisions") and (2) Starlight Funding Investments, LLC stated that Starlight Funding Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Starlight Funding Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Starlight Funding Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dollar Logsdon

Dollar Logsdon CPA
Flower Mound, Texas
January 24, 2018

CPA & Advisor

STARLIGHT FUNDING INVESTMENTS, LLC
1307 Bonita Avenue Berkeley, CA 94709
Tel: (510) 527-6954
Fax: (510) 527-7530

March 23, 2018

Securities and Exchange Commission
100 F St NE
Washington, DC 20549

RE: Starlight Funding Investments, Amended Audit Report SEC# 8-52424;
FINRA CRD#103957

To Whom It May Concern,

Please see the attached amended Audit Report for year ending December 31, 2017 for Starlight Funding Investments, LLC. Amended page 1-Report of Independent Registered Public Accounting Firm.

Please let me know if you will have any questions,

Sincerely,

Maria Dembski/ CFO